GLEN Y. SATO
(650) 843-5502
gsato@cooley.com
VIA EDGAR

December 20, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Dynavax Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended September 30, 2007
File No. 0-50577
Ladies and Gentlemen:
On behalf of our client, Dynavax Technologies Corporation (the “Company”), and in response to a letter dated December 14, 2007 (the “Comment Letter”) received from the staff of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Form 10-Q for the Quarterly Period Ended September 30, 2007 (File No. 0-50577), the Company respectfully advises the Commission that it will respond to the Comment Letter on or about January 18, 2008.
Please contact the undersigned at (650) 843-5502 if you have any questions regarding the foregoing.
Very truly yours,
Cooley Godward Kronish llp

By:	/s/ Glen Y. Sato

Glen Y. Sato

cc:	Deborah A. Smeltzer, Vice President, Operations and Chief Financial Officer,
Dynavax Technologies Corporation
Robert L. Jones, Esq.